Smart Rx Systems, Inc.

18540 N. Dale Mabry Highway

Lutz, Florida 33548

July 28, 2022

VIA EDGAR

Scott Anderegg

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Smart Rx Systems Inc.
Offering Statement on Form 1-A
File No. 024-11384

Dear Mr. Anderegg

On behalf of Smart Rx Systems, Inc. (the “Company”), I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified on August 9th, 2022 at 9:00 a.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Santu Rohatgi
Santu Rohatgi